www.resverlogix.com

RESVERLOGIX

08003617

RECEIVED

2008 JUL -7 P 2:1

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

July 3, 2008

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between June 17, 2008 through July 2, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR – Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

June 18, 2008

3. News Release

June 18, 2008 via CNW Group

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announced today that it has completed the planned exploratory efficacy analysis of the data from the Phase I, 7 day RVX-208 treatment subjects. Analysis from two independent and external laboratories of blinded serum samples showed consistent improvements of key biomarkers for the RCT (reverse cholesterol transport) pathway.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix") announced today that it has completed the planned exploratory efficacy analysis of the data from the Phase I, 7 day RVX-208 treatment subjects. Analysis from two independent and external laboratories of blinded serum samples showed consistent improvements of key biomarkers for the RCT (reverse cholesterol transport) pathway.

"Analysis from 24 healthy volunteers in the 7 day RVX-208 trial showed statistically significant improvements over placebo in 3 of the 4 key variables assessed," stated Donald J. McCaffrey, President & CEO of Resverlogix. A fourth variable also showed positive trending but was not validated as statistically significant. McCaffrey emphasized, "All other lipid parameters behaved as anticipated. As efficacy is the one of the goals of our upcoming 28 day Phase 1b/2a trial we are pleased to see the primary indicators behaving as they did. We were also pleased to see the increases in pre-beta HDL of in excess of 30%, cholesterol efflux above 10%, serum ApoA-I above 10%, and HDL-C above 10% (not statistically significant) versus placebo. This follows a very similar improvement pattern as previously demonstrated by Resverlogix in the African Green Monkey studies. Crucial to these findings is the rapid onset of action in this 7 day trial, with the serum ApoA-I increases surpassing the previous 8% five week (35 day) average benchmark totals displayed by Pfizer's previous ApoA-I Milano recombinant protein studies."

McCaffrey continued, "What has been unique about RVX-208 versus other small molecule HDL/ApoA-I programs is that RVX-208 facilitates endogenous ApoA-I production. Resverlogix now has a commanding lead in the development of atherosclerosis therapeutics. To our knowledge no other small molecules, whether it is the statins, other HDL drugs or lipid modifying programs have demonstrated HDL functionality and RCT."

RCT is a pathway by which accumulated cholesterol is transported from the arterial wall to the liver for excretion, thus preventing atherosclerosis. Major constituents of RCT include acceptors such as high-density lipoprotein (HDL) and apolipoprotein A-I (ApoA-I). A critical part of RCT is cholesterol efflux, in which accumulated cholesterol is removed from macrophages.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

June 18, 2008

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Key Primary Resverlogix Objective Obtained

RECEIVED
2008 JUL -7 P 2:15

TSX Exchange Symbol: RVX

Findings demonstrate clear trends of proof of principle of reverse cholesterol transport in human volunteers

SAN DIEGO, CA and CALGARY, June 18 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) announced today that it has completed the planned exploratory efficacy analysis of the data from the Phase I, 7 day RVX-208 treatment subjects. Analysis from two independent and external laboratories of blinded serum samples showed consistent improvements of key biomarkers for the RCT (reverse cholesterol transport) pathway.

"Analysis from 24 healthy volunteers in the 7 day RVX-208 trial showed statistically significant improvements over placebo in 3 of the 4 key variables assessed," stated Donald J. McCaffrey, President & CEO of Resverlogix. A fourth variable also showed positive trending but was not validated as statistically significant. McCaffrey emphasized, "All other lipid parameters behaved as anticipated. As efficacy is the one of the goals of our upcoming 28 day Phase 1b/2a trial we are very pleased to see the primary indicators behaving as they did. We were especially pleased to see the increases in pre-beta HDL of in excess of 30%, cholesterol efflux above 10%, serum ApoA-1 above 10%, and HDL-C above 10% (not statistically significant) versus placebo. This follows a very similar improvement pattern as previously demonstrated by Resverlogix in the African Green Monkey studies. Crucial to these findings is the rapid onset of action in this 7 day trial, with the serum ApoA-I increases surpassing the previous 8% five week (35 day) average benchmark totals displayed by Pfizer's previous ApoA-I Milano recombinant protein studies."

McCaffrey continued, "What has been truly unique about RVX-208 versus other small molecule HDL/ApoA-I programs is that RVX-208 facilitates endogenous ApoA-I production. Resverlogix now has a commanding lead in the development of atherosclerosis therapeutics. To our knowledge no other small molecules, whether it is the statins, other HDL drugs or lipid modifying programs have demonstrated HDL functionality and RCT."

RCT is a pathway by which accumulated cholesterol is transported from the arterial wall to the liver for excretion, thus preventing atherosclerosis. Major constituents of RCT include acceptors such as high-density lipoprotein (HDL) and apolipoprotein A-I (ApoA-I). A critical part of RCT is cholesterol efflux, in which accumulated cholesterol is removed from macrophages.

Resverlogix will be presenting at the BIO Business Forum held in San Diego, California on Thursday June 19, 2008 at 1:15pm PDT in Room 4.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept

responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com, Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 13:32e 18-JUN-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix to Collaborate with Cleveland Clinic

Planning for first small molecule ApoA-I IVUS study commences

TSX Exchange Symbol: RVX

SAN DIEGO, CA and CALGARY, AB, June 19 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) is pleased to announce its sponsorship in a study which will address patients with acute coronary syndrome. Dr. Stephen J. Nicholls, M.B.B.S. Ph.D. of the Cleveland Clinic Coordinating Center for Clinical Research will lead a team of experts coordinating the development of a protocol for RVX-208 in a Phase 2b intravascular ultrasound study (IVUS). Resverlogix anticipates conducting the 2b trial next year, upon completion of a successful Phase 1b/2a trial.

"The IVUS Phase 2b study is a very exciting step for our lead drug RVX-208," said Donald J. McCaffrey, President & CEO of Resverlogix. "Our ultimate goal is to demonstrate that RVX-208 can increase endogenous ApoA-I production in addition to atherosclerosis regression further supporting that RVX-208 could possibly regress the burden of atherosclerosis."

Cleveland Clinic researchers will assist in the planning and coordinating of the trial of RVX-208, a novel small molecule that enhances the production of ApoA-I and functional HDL. The study will seek to answer these important scientific questions by measuring the rate of regression of coronary disease using intravascular ultrasound (IVUS), a technique that directly measures the amount of plaque in the coronary arteries. Recent research has illustrated that effecting the functionality of HDL and its main protein, ApoA-I, have promising potential to treat atherosclerosis, thereby reducing incidents of cardiovascular disease.

As a leader in ApoA-I technology Resverlogix, which has several internal ApoA-I programs, has deemed it necessary to expand its clinical team. Thus today Resverlogix also announces the hiring of Dr. F. Allan Gordon, M.D., Ph.D. who will be the Company's Senior Vice President of Clinical Development. Dr. Gordon has more than 20 years of experience as a research scientist and clinician in cardiology.

"It is a pleasure to have an esteemed colleague such as Dr. Gordon join our team of experts," commented Dr. Jan Johansson, M.D., Ph.D., Senior Vice President Medical Affairs of Resverlogix. "Dr. Gordon's key strength is his extensive and successful experience with multiple global pharmaceutical companies in guiding drugs through the clinical development process. Dr. Gordon will be the lead clinical scientist for our trial work."

Dr. Gordon has built up a notable career as a research and development professional in cardiology by achieving success both in development and research. Prior to joining Resverlogix, he was the CEO for Nile Therapeutics, an early stage bio-pharmaceutical in cardiovascular science, particularly in acute heart failure. Moreover, Dr. Gordon led the international development program for Natrecor at Scios Inc, a Johnson & Johnson company. In addition to this work in the US, he has worked with several large pharmaceutical companies in leading positions on clinical development programs for cardiovascular disease, including Astra-Zeneca, Bristol-Myers Squibb and Novartis.

Dr. Gordon received his M.D. and Ph.D. from the Karolinska Institute in Sweden where he initially worked in a number of hospital settings, followed by his position as an Associate Professor in Cardiology at the Karolinska Institute. He has published approximately 50 articles and abstracts.

About ApoA-I

Apolipoprotein A-I (ApoA-I), the main component of high-density lipoprotein (HDL) represent the body's natural defense system against atherosclerosis by mediating reverse cholesterol transport, i.e. transport of peripheral cholesterol including that of the vessel wall to the liver for processing. In multiple human and animal studies over-expression or repeated

infusion of ApoA-I inhibit progression and induce regression of atherosclerosis in animals and humans.

Cardiovascular disease is the number one killer in the developed nations according to the World Health Organization. In the United States the American Heart Association estimates that almost 80 million American adults have one or more types of cardiovascular disease. Nearly 2400 Americans die each day from cardiovascular disease - that is 1 person will die every 36 seconds.

About IVUS

Intravascular ultrasound (IVUS) is an invasive procedure, performed along with cardiac catheterization; a miniature sound probe (transducer) on the tip of a coronary catheter is threaded through the coronary arteries and, using high-frequency sound waves, produces detailed images of the interior walls of the arteries.

IVUS is used to view the artery literally from the inside out making it possible for investigators to asses the amount of disease present. In the case of Resverlogix's 2b clinical trial it will be used to assess the amount of disease present prior to the administration of RVX-208 to subjects as well as assessing the amount of disease present after a course of treatment with RVX-208.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Email: Theresa(at)resverlogix.com, Website: www.resverlogix.com; Brian Kolonick, Media Relations Manager, Cleveland Clinic, Phone: (216) 444-0898, Email: kolonib(at)ccf.org, Website: www.ccf.org/

(RVX.)

CO: Resverlogix Corp.

CNW 13:00e 19-JUN-08

END